Mail Stop 6010   May 13, 2008

Caroline B. Manogue, Esquire
Executive Vice President, Chief Legal Officer and Secretary
Endo Pharmaceuticals Holdings, Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

Re: Endo Pharmaceuticals Holdings, Inc.
Preliminary proxy statement filed May 2, 2008
File No. 1-15989

Dear Ms. Manogue:

        We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director